02010960

NOACT 913283 DC
P.E 1-29-02
333-22731

January 29, 2002

Act 34
Section 12(h)
Rule
Public Availability 1-29-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Westfield America, Inc.
Incoming letter dated January 29, 2002

Based on the facts presented, the Division will not object if Westfield America, Inc. does not file post-merger periodic reports that are due after:

- the merger has been consummated;

- the New York Stock Exchange has filed a Form 25 delisting Westfield America's common stock and the Form 25 has become effective;

- Westfield America has filed post-effective amendments to the effective registration statements referred to in your letter deregistering the securities on those registration statements;

- Westfield America has withdrawn any registration statements filed with the Commission under the Securities Act of 1933 that have not yet been declared effective; and

- Westfield America has filed on Form 15 under the Securities Exchange Act of 1934 Rule 12h-3 relating to all classes of securities for which Westfield America would have a reporting obligation pursuant to Section 15(d) of the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions.

Sincerely,

Kristina Wyatt
Special Counsel

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2002

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Re: Westfield America Inc.

Dear Mr. Noel:

In regard to your letter of January 29, 2001, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000

FAX: (213) 687-5600

http://www.skadden.com

DIRECT DIAL
(213) 687-5234

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January 29, 2002

BY FEDERAL EXPRESS & FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12h-3 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Westfield America, Inc. ("WEA"), we are writing to request advice that the staff ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if WEA does not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Annual Report") under the circumstances described below.

BACKGROUND

On February 14, 2001, WEA, Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust ("WAML"), and Mall Acquisition Corp., a Delaware corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub merged with and into WEA, with WEA as the surviving corporation (the "Merger"). The Merger became effective on October 1, 2001. As a result of the Merger, only WAML and its affiliates own shares of common stock (other than a *de minimis* number of shares held by 153 accredited investors in order to maintain WEA's status as a real estate investment trust ("REIT"), for U.S. federal tax purposes).

On October 1, 2001, WEA requested that the New York Stock Exchange file with the Commission, in accordance with Rule 12d2-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an application on Form 25, striking WEA's common stock from listing and registration. WEA's common stock was delisted and deregistered on October 15, 2001. WEA's common stock is not deemed registered under

Section 12(g) of the Exchange Act or the rules thereunder. Accordingly, WEA is not subject to periodic reporting obligations pursuant to Section 12 of the Exchange Act.

WEA has several effective resale shelf registration statements on Form S-3 (the "Shelf Registration Statements").[1] Accordingly, WEA is subject to periodic reporting obligations pursuant to Section 15(d) of the Exchange Act. WEA also has one resale shelf registration statement on Form S-3 that has not been declared effective.[2]

WEA has advised us it has not had any registration statement declared effective after August 11, 2000. WEA has also advised us that no sale of securities has ever been made pursuant to the Shelf Registration Statements.

We have been advised that WEA intends to obtain agreements that release WEA from its contractual obligations to file and keep effective the Shelf Registration Statements and the shelf registration statement that has not been declared effective. After WEA has obtained such agreements, WEA intends to file a post-effective amendment to each of the Shelf Registration Statements to deregister the securities covered thereunder (the "Post-Effective Amendments"), prior to the filing of the Form 15 certification referred to below and the deadline for filing the 2001 Annual Report for which relief is sought herein. In addition, we have been advised that WEA will file a request for withdrawal with respect to the shelf registration statement that has not been declared effective.

In order to obtain relief from its reporting obligations pursuant to Section 15(d) with respect to the 2001 Annual Report, WEA will file with the Commission, in accordance with Rule 12h-3 of the Exchange Act, a certification on Form 15. Rule 12h-3 provides immediate suspension of reporting obligations under Section 15(d) "if the issuer . . . has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15, or the period since the issuer became subject to such reporting obligation." Rule 12h-3(b)(3) further provides that, with respect to a class of securities registered under Section 12(b), suspension of reporting obligations under Section 15(d) is available "if such

[1] On May 28, 1999, WEA filed a resale shelf registration statement on Form S-3 (File No. 333-79667), declared effective on September 3, 1999, covering an aggregate of 7,638,895 shares of Common Stock and preferred stock of WEA; on December 20, 1999, WEA filed two resale shelf registration statements on Form S-3 (File Nos. 333-93163 and 333-93165), each declared effective on August 11, 2000, covering 978,378 and 1,185,854 shares of Common Stock, respectively; on March 3, 2000, WEA filed a resale shelf registration statement on Form S-3 (File No. 333-31658), declared effective on August 11, 2000, covering 122,857 shares of Common Stock; and, on July 7, 2000, WEA filed a resale shelf registration statement on Form S-3 (File No. 333-40990), declared effective on August 11, 2000, covering 7,114,000 shares of Common Stock.

[2] On August 24, 1999, WEA filed a resale shelf registration statement on Form S-3 (File No. 333-85805), covering 788,328 shares of Common Stock, as amended by Amendment No. 1 filed with the Commission on November 23, 1999, Amendment No. 2 filed with the Commission on May 22, 2000, and Amendment No. 3 filed with the Commission on November 21, 2000.

class would not thereupon be deemed registered under Section 12(g) of the [Exchange] Act or the rules thereunder."

We have been further advised by WEA that it has filed all reports required to be filed under Section 13(a) for the past three fiscal years, without regard to Rule 12b-25, including its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

In this case, the availability of Rule 12h-3 turns on the interpretation and application of paragraph (c) of Rule 12h-3, which denies relief under Rule 12h-3 for a fiscal year in which a registration statement becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended.

Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense."

In accordance with Section 10(a)(3), the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, had the technical effect of updating each of the Shelf Registration Statements, regardless of whether Section 10(a)(3) required such updating.

We request that, under the circumstances described herein, Rule 12h-3(c) should not be applied to deny WEA relief from filing the 2001 Annual Report as a result of the automatic updating of the Shelf Registration Statements and the filing of the Post-Effective Amendments.

DISCUSSION

To apply Rule 12h-3(c) in this situation would be inconsistent with the purposes of Section 15(d). The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 20263 (October 5, 1983) (the "Release"). The Commission has further stated that the limitation under Rule 12h-3(c) with respect to a fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." *Id.* In this case, no sale of securities has been made under any of the Shelf Registration Statements. As a result of the Merger, WAML and its affiliates own approximately 100% of the outstanding shares of common stock (other than a *de minimis* number of shares held by 153 accredited investors in order to maintain WEA's status as a REIT for U.S. federal tax purposes). In addition, WEA intends to file the Post-Effective Amendments to deregister the securities registered under the Shelf Registration Statements. Accordingly, there are no investors who require, or will require, the protection afforded by the filing of the 2001 Annual Report. In analogous situations, the Staff has taken a no action position that the updating of registration statements pursuant to Section 10(a)(3) and the filing of post-effective amendments to deregister securities covered by a registration statement, would not deny relief under Rule 12h-3 with respect to suspension of reporting obligations under Section 15(d). *See* GS Financial Products U.S., L.P. (available January 31, 2000); NYNEX Corporation (available July 2, 1997); DiMark, Inc. (available May 29, 1996); United Telephone Company of Ohio (available March 1, 1995); and C. Michael Harrington (available January 4, 1985).

In addition, the burdens imposed on WEA would outweigh the benefits of periodic reporting to the investing public. The Commission noted in the Release, with respect to Section 15(d), Congress has recognized that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed . . . ." In this situation, there is no benefit to the investing public from requiring WEA to file the 2001 Annual Report. On the other hand, WEA would incur substantial time and expense in preparing and filing the 2001 Annual Report.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff confirm that the Commission will not recommend any enforcement action if WEA does not file the 2001 Annual Report.

In accordance with Release No. 33-6269, we have enclosed seven additional copies of this letter.

If the Staff is not inclined to respond favorably to this no-action request, we would appreciate the opportunity to discuss the Staff's concerns prior to any written response to this letter. If you need any additional information with respect to the matters set forth herein, please contact the undersigned at (213) 687-5234 or Jonathan Ko at (213) 687-5527.

Very truly yours,

Gregg A. Noel

cc: Michael Pfeiffer– Westfield America, Inc.
Elizabeth Westman – Westfield America, Inc.
George Thomas Forster –Westfield America Trust
Maureen McGrath – Westfield America Trust